SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of November 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: November 29  2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2006 THIRD QUARTER RESULTS

UNDER IFRS (UNAUDITED)

•

Q3 operating revenues up 5.6% on good performance across all activities and markets

•

Greek fixed-line margin boosted by headcount reduction and cost-cutting; excluding €50mn in VRP reversal, OIBDA margin above 30% in 9 months, 35% in Q3’06

•

Group OIBDA margin excluding VRP and other non-recurring items up 3.5 points in Q3’06

•

Group realignment continues in Q4’06 with sale of ArmenTel stake for €342mn and completion of Germanos acquisition

ATHENS, Greece – November 29, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under IFRS) for the quarter and nine months ended September 30, 2006.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED

 SEPTEMBER 30, 2006 AND 2005

IN ACCORDANCE WITH IFRS

€ mn except per share data	Q3 06	Q3 05	% Change	9M 06	9M 05	% Change
Revenues	1,483.9	1,405.2	5.6%	4,302.5	4,075.9	5.6%
Operating Income/ (Loss)	403.5	(546.8)	-	869.3	(160.0)	-
Pre-tax Income/ (Loss)	378.1	(568.6)	-	812.0	(154.7)	-
Net Income/ (Loss)	223.6	(493.2)	-	445.5	(296.7)	-
Basic EPS/ (Loss) (€)	0.4562	(1.0062)	-	0.9089	(0.6053)	-
Operating Income before Depreciation & Amortization	678.1	(268.8)	-	1,708.2	680.2	151.1%
Pro Forma* Operating income before Depreciation and Amortization	628.3	544.6	15.4%	1,658.4	1,518.7	9.2%
as % of Operating Revenues	42.3%	38.8%	3.5pp	38.5%	37.3%	1.2pp
Cashflow from Operations	423.5	362.2	16.9%	1,212.3	1,045.6	15.9%
CAPEX as % of Revenues	12.5%	11.9%	0.6pp	13.6%	9.9%	3.7pp

*Excluding the impact of OTE S.A. Voluntary Retirement Program (€912.9mn charge in Q3’05 and €49.8mn reversal in Q3’06)

and non-recurring gains related to CosmoRom at RomTelecom (€99.5mn in Q3’05).

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted:

“Our results this quarter are encouraging. We are defending or improving our top line in all operations, with strong growth in broadband penetration and in mobile. We are containing operating expenses as headcount reduction and cost-cutting in mature activities compensate higher expenses in our faster-growing businesses. With the sale of ArmenTel, generating a healthy gain, we have increased our focus on Greece and its direct neighbors, while the Germanos retail operations, which will be consolidated in the fourth quarter, dramatically reinforce our distribution capabilities in most countries.” Mr. Vourloumis added: “To maintain a satisfactory level of performance and position ourselves for heightening competition in all our markets, we must take advantage of our improved situation to pursue and intensify the structural reforms that have enabled us to get where we are.”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues increased by 5.6% in the three months ended September 30, 2006. The increase reflects higher revenues mainly from mobile telephony, ADSL, monthly rentals and sales of telecommunications equipment.

OTE Fixed-line Voluntary Retirement Plan

On October 14, 2006, OTE successfully completed its Voluntary Retirement Program. Out of 5,500 employees that had initially applied for early retirement, a total of 5,400 effectively departed since the beginning of 2005, in two tranches.

The estimated accounting cost of the program was €939.6mn, fully charged in OTE’s 2005 full-year results. OTE reversed part (€49.8mn) of this charge in Q3’06, reflecting the effective number and mix of departures as well as related adjustments in the present value of the VRP costs. In addition, to reflect the tax effect of this adjustment, deferred tax assets were reduced by approximately €12.5mn, with a similar amount charged in income taxes for the quarter. By the end of 2006, the total headcount of OTE’s Greek fixed-line operations is expected to fall below 12,000, including approximately 1,200 newly hired employees.

Total Operating Expenses

Total Operating Expenses excluding depreciation and amortization and excluding extraordinary items amounted to €855.6mn, down 0.6% from Q3’05, as higher Other Opex was offset by the decrease in employee costs.

Payroll and Employee Benefits

Payroll and Employee Benefits decreased by 11.1% to €278.0 mn in Q3’06, primarily reflecting the benefits of the OTE fixed-line Voluntary Retirement Plan.

Other Operating Expenses

Other Operating Expenses were up 8.1% to €291.2mn, fueled by higher commissions to distributors and advertising costs.

Operating Income before Depreciation and Amortization

Operating Income before Depreciation and Amortization (OIBDA) totaled €678.1mn as compared to a loss of €268.8mn in Q3 last year, when the Group had incurred a charge of €912.9mn for its Voluntary Retirement Program but benefited from a €75.7mn reversal of fixed asset impairment and €23.8mn in extinguishment of liabilities, both related to its mobile telephony operations in Romania. In Q3’06, OIBDA was boosted by €49.8mn in reversal of Voluntary Retirement charges. Excluding these non-recurring factors, OIBDA rose from €544.6mn in Q3’05 to €628.3mn in Q3’06, while the Group OIBDA margin rose from 38.8% to 42.3% over the same period.

Net income

In the quarter OTE Group posted Net Income of €223.6mn. In Q3’05 the group had reported a net loss of €493.2mn, due to the VRP.

Cash flow

Cash provided by operating activities amounted to €423.5mn for the three months ended September 30, 2006. The 16.9% growth in cash flow from operations reflects higher net income and working capital discipline, and was achieved despite a cash outflow of approximately €115.0mn in the quarter related to Greek fixed-line redundancy payments.

Capital Expenditure

Capital expenditure in the third quarter of 2006 totaled €185.9mn, more than 11% higher versus the respective period of 2005, mainly reflecting mobile telephony investments.

Debt

On September 30, 2006, the OTE Group gross debt was €4,197.2mn, an increase of 22% compared to December 31, 2005, while net debt totaled €1,900.2mn, down 1.4% from 2005 year end. The debt break down for September 2006 excludes Armentel’s Cash Balance of €36.8mn and Gross Debt of €33.0mn. OTE debt outstanding breaks down as follows:

€ mn	Sep 30, 2006	Dec 31, 2005	% Change
Short-Term:
-Bank loans	872.3	14.3	-
Medium & Long-term:
-Bonds	2,604.0	2,598.0	0.2%
-Bank loans	720.9	794.2	-9.2%
-Other loans	0.0	33.4	-
Total Indebtedness	4,197.2	3,439.9	22.0%
Cash and Cash equivalents	2,297.0	1,512.2	51.9%
Net Debt	1,900.2	1,927.7	-1.4%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

Minutes, millions	Q3 06	Q3 05	% Change
Local	2,530.1	2,596.6	-2.6%
National Long – Distance	454.6	473.7	-4.0%
International Long – Distance	76.0	85.3	-10.9%
Fixed-to-Mobile	472.9	465.1	1.7%
Special Calls	49.8	51.9	-4.0%
Total Voice traffic	3,583.4	3,672.6	-2.4%
Subscription Dial-up Internet	1,777.3	2,717.3	-34.6%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes (excluding subscription dial-up internet), was roughly unchanged in Q3’06.

€ mn	Q3 06	Q3 05	% Change	9M 06	9M 05	% Change
Revenues	679.5	676.9	0.4%	2,056.8	2,019.6	1.8%
- Basic Monthly Rentals	174.3	170.5	2.2%	518.6	503.2	3.1%
- Fixed-to-fixed calls	118.7	122.9	-3.4%	386.7	399.8	-3.3%
- Fixed-to-mobile calls	77.7	88.0	-11.7%	239.7	251.8	-4.8%
- International	51.2	52.9	-3.2%	142.9	166.6	-14.2%
- Other	257.6	242.6	6.2%	768.9	698.2	10.1%
Operating Income/ (Loss)	157.8	(878.3)	-	275.4	(833.5)	-
Operating income before depreciation and amortization/ (Loss)	288.2	(744.3)	-	671.7	(429.6)	-
Voluntary retirement costs/ (reversal)	(49.8)	912.9	-	(49.8)	938.0	-
Pro Forma Operating income before depreciation and amortization	238.4	168.6	41.4%	621.9	508.4	22.3%
as % of Operating revenues	35.1%	24.9%	10.2pp	30.2%	25.2%	5.0pp
Depreciation & Amortization	130.4	134.0	-2.7%	396.3	403.9	-1.9%

In Q3’06, total fixed-line revenues were roughly unchanged at €679.5mn. The increase in PSTN/ISDN basic monthly rental tariffs implemented in April, along with strong ADSL take-up and stronger revenues from leased lines and data communications offset the decline in revenues from fixed-to-fixed, fixed-to-mobile and international telephony. The drop in fixed-to-mobile call revenues is wholly attributed to lower termination rates implemented by the mobile operators in June and passed on by OTE to its clients.

As of the end of September 2006, there was a total of approximately 4.8 million PSTN lines in service, down by 2.2% from the prior year level. ISDN lines (64K) rose by 4.2% to a total of nearly 1.4 million.

At the end of September 2006, OTE had over 373,000 ADSL customers (with an approximate split of 2/3 retail and 1/3 wholesale), with the total market reaching nearly 390,000 customers. This compares to over 300,000 and 310,000 respectively, at the end of June 2006. The ongoing strong take up partly reflects the increased promotional efforts by OTE and resellers, which were further enhanced by OTE’s upgrade of all ADSL access speeds, at no extra charge, during the quarter. According to a recent study issued by Point Topic on Global Broadband Statistics, Greece posted the world’s highest rate of increase in broadband penetration in the second quarter of the year.

Installed ADSL capacity continues to grow at a rapid pace in order to enable OTE to meet strong market demand for broadband services. OTE remains on track to achieve its target of 500,000 ADSL customers at year-end.

Total operating expenses excluding the impact of OTE S.A. Voluntary Retirement Plan in 2005 and 2006 amounted to €571.5mn, down 11% from Q3’05. Payroll and employee benefits declined by 20% to €163.5mn, largely reflecting the positive impact of the Voluntary Retirement Program.

Other operating expenses declined by 8.1% in the quarter, to €119.1mn, largely driven by lower Repairs & Maintenance and Cost of Materials. In addition, Provisions for doubtful accounts posted a sharp drop, reflecting OTE’s ongoing collections improvements.

Operating Income before Depreciation and Amortization excluding the impact of OTE S.A. Voluntary Retirement Plan in 2005 and 2006 rose by 41.4% compared to Q3’05 and reached its highest quarterly levels for the past two years, at €238.4mn. OIBDA margin improved by 10.2 points to 35.1% of operating revenues.

An analysis of the OTE Fixed-line Other Operating Expenses follows:

€ mn	Q3 06	Q3 05	% Change	9M 06	9M 05	% Change
Repairs, maintenance, Cost of materials	12.9	20.9	-38.3%	46.9	74.9	-37.4%
Provision for doubtful accounts	13.4	24.0	-44.2%	47.4	64.0	-25.9%
Advertising	11.9	11.7	1.7%	26.4	28.5	-7.4%
Taxes other than income taxes	3.6	2.4	50.0%	6.3	7.8	-19.2%
Other	77.3	70.6	9.5%	230.5	218.7	5.4%
-Third party fees	32.7	29.3	11.6%	95.3	92.0	3.6%
-Travel costs	1.7	1.9	-10.5%	4.8	5.2	-7.7%
-Audiotex	1.8	3.2	-43.8%	6.6	12.3	-46.3%
-Other	41.1	36.2	13.5%	123.8	109.2	13.4%
TOTAL	119.1	129.6	-8.1%	357.5	393.9	-9.2%

2. COSMOTE

SUMMARY CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2006

IN ACCORDANCE WITH IFRS (UNAUDITED)

€ mn	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Consolidated
						Q3 06	Q3 05	% Change
Revenues	435.6	40.9	92.8	15.8	12.5	593.5	501.1	18.4%
Operating income before depreciation and amortization	201.1	25.2	34.1	4.7	-15.8	248.6	224.0	11.0%
as % of Operating revenues	46.2%	61.6%	36.7%	29.5%	n/a	41.9%	44.7%

During the third quarter Cosmote revenues continued to grow, driven by strong performance in both the Balkans and in Greece. International operations accounted for approximately 27% of revenues, a percentage that is expected to continue increasing.

In Greece, Cosmote revenues rose by 6.4% in Q3’06, continuing the trends of previous quarters, despite the reduction in interconnection rates imposed by the Regulator. Operating Income before Depreciation and Amortization increased by 10% in the quarter while the respective margin reached 46.2%. Higher usage and a strong subscriber take up boosted revenues. The successful promotion of bundled packages resulted in 24% increase in monthly fees for the third quarter 2006.

Blended AMOU continued its positive trend and reached 152 minutes at the end of the nine months, mainly driven by post-paid AMOU. Blended ARPU for the same period rose to €30.5, marginally higher than the respective quarter of 2005. At the end of September 2006 Cosmote’s customer base was over 5 million, 11% higher than a year ago, affirming its leading position in the Greek mobile market.

In Albania, AMC posted revenues of €40.9mn in Q3’06, 7.3% higher than in Q3’05, while Operating Income before Depreciation and Amortization increased by 7.1% reaching €25.2mn. Blended AMOU for the nine months was 62 minutes, compared to 67 minutes a year ago and blended ARPU for the same period stood at €15. Subscribers totaled 900,965 posting an increase of 18.2%.

In Bulgaria, GloBul sustained its strong performance in the quarter. Revenues rose by 15.5% reaching €92.8mn, while Operating Income before Depreciation and Amortization increased by 4.0% reaching €34.1mn for a margin of approximately 37%. Blended AMOU for the nine months was 70 minutes, posting a 13% increase, compared to the same period last year, while blended ARPU for the same period remained at €11.

In FYROM, CosmoFon realized a 29.8% revenue increase to €15.8mn, mainly driven by a strong subscriber take up. Operating income before Deprecation and Amortization rose by almost 80% in the quarter with a margin of 29.5%. Blended AMOU at the end of the nine months reached 55 minutes, while blended ARPU for the same period stood at €10.

In Romania, Cosmote Romania continued to work toward its targets for the year and gained an increasing share of new subscribers. The total number of customers at the end of September 2006 was 669,685, the majority of which (c.83%) remains prepaid. Blended ARPU rose to €6.2 in the nine months, and, as network coverage is improving, the customer mix is expected to lead to further progress.

In all markets of operations, Cosmote has improved both its market position and financial performance. Consolidated revenues for the third quarter of 2006 amounted to €593.5mn, increasing by 18.4% while consolidated Operating Income before Depreciation and Amortization as percentage of Operating revenues fell from 44.7% in the third quarter of 2005 to 41.9% in the third quarter of 2006, reflecting the newly consolidated growth assets that are at an early development phase, with lower margins currently.

Additional details are available in Cosmote’s third quarter 2006 press release issued on November 9, 2006.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM STATEMENTS OF OPERATIONS

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

IN ACCORDANCE WITH IFRS (UNAUDITED)

€ mn	Q3 06	Q3 05	% Change	9M 06	9M 05	% Change
Revenues	225.0	226.5	-0.7%	665.0	693.9	-4.2%
Operating Income before Depreciation & amortization	93.1	90.9	2.4%	259.8	267.7	-2.9%
as % of Operating Revenues	41.4%	40.1%	1.3pp	39.1%	38.6%	0.5pp
Operating Income / (Loss)	34.1	27.2	25.5%	66.6	58.1	14.7%
Net Income/(Loss)	27.0	35.6	-24.2%	41.6	95.4	-56.4%
Net Income/(Loss) Margin	12.0%	15.7%	-3.7pp	6.3%	13.7%	-7.4pp
Increase/(Decrease) in Gross PP&E	42.4	16.4	158.5%	101.7	66.0	54.1%
Fixed Telephony, Lines				3,637,146	4,072,528	-10.7%

				Sep 30, 06	Dec 31, 05
Cash and cash equivalents				236.1	157.5	49.9%
Short-term borrowings				0.0	0.0	-
Long-term debt				(110.6)	(148.4)	-25.5%
Net Cash Position				125.5	9.1	-

In Q3’06, RomTelecom’s revenues were €225.0mn, down 0.7% from revenues of €226.5mn in the same period last year. The decrease is attributed to a 10.7% reduction in the number of subscriber lines and a 22% drop in local traffic, largely due to intense competition from cable operators, as well as reduced wholesale revenues. These factors were partially offset by the recent tariff rebalancing in August.

Wholesale revenues declined by 18.4% in the third quarter of 2006 compared to the same period of 2005, despite the 16.5% increase in total wholesale traffic. This is a result of increasing competition from alternative and mobile operators using RomTelecom’s network at significantly reduced rates as mandated by the Regulator.

Data services, a rapidly emerging revenue generator with emphasis on ADSL, recorded a significant growth (+143%) in Q3’06 compared to the same period last year, in line with company’s objective to increase its share of non-voice services. Similarly, revenues from leased lines increased by nearly 33%.

Operating expenses excluding depreciation and amortization for Q3’06 decreased by 2.7% to €131.9mn, mainly reflecting lower redundancy payments. The company’s efforts to improve its image and promote newly launched products contributed to a 38% increase in advertising costs in Q3’06 compared to the previous year. The increase in Cost-of-Goods-Sold is directly related to the higher number of ADSL customers.

Operating Income before Depreciation & Amortization in Q3’06 increased by 2.4% in comparison to the same period in 2005. Net income dropped by 24.2% to €27.0mn in Q3’06, mainly reflecting higher taxes and a larger share of the loss of Cosmote Romania.

Headcount reached 12,667 at the end of Q3’06, down 3% compared to December 2005.

Implementation of several projects and initiatives is proceeding according to the Company’s plan:

➢

With the launch of satellite television services, to add value to the already existing voice and data services, RomTelecom is making a first step toward triple play;

➢

Implementation of the Next Generation Network (NGN) continues, complemented by the Access Network modernization in all cities and selective rural areas to allow the provision of broadband services;

➢

New product offerings are targeting business customers while loyalty schemes address the needs of residential clients.

4. OTENET

OTEnet, the Internet and IP services subsidiary of OTE, offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies.

Revenues in Q3’06 were €27.4mn, up 8.3% compared to Q3’05, as a result of a significant migration from PSTN-ISDN to ADSL connections as well as of the rapid growth in the number of new subscribers. Operating Income before Depreciation and Amortization was €1.2mn, down 65.7% compared to Q3’05, reflecting high marketing expenses relating to the promotion of ADSL products. During this quarter OTEnet launched a panHellenic “Innovation” competition, aiming to promote Innovating thinking and Internet usage.

As of September 30, 2006, OTEnet had over 446,580 active residential customers using retail products and services and over 17,150 business customers, representing significant increases compared to the same period last year.

5. OTHER INTERNATIONAL INVESTMENTS

ARMENTEL

ArmenTel’s Revenues for Q3’06 amounted to €44.5mn compared to €30.1mn in Q3’05. This 47.8% increase is mainly attributable to the 45.9% increase in the number of mobile subscribers, which reached 441,716 at the end of the quarter. Operating Income before Depreciation and Amortization reached €24.9mn, or 56.0% of operating revenues.

6.  EVENTS OF THE QUARTER

REPEATED 54TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On July 31, 2006, OTE held its third Repeated 54th Annual General Assembly of Shareholders, during which the company approved the cancellation of 432,490 treasury shares and the ensuing amendments to Article 5 (share capital), Article 25 (absolute quorum and majority) and Article 33 (Profits Distribution) of the Company’s Articles of Association.

OTE plc’s GMTN PROGRAM INCREASED BY €1.5BN

On August 11, 2006 OTE plc’s Global Medium Term Note Program guaranteed by OTE S.A was increased from €3.5bn to €5.0bn.

COSMOTE RECEIVED REGULATORY APPROVAL FOR ACQUISITION OF GERMANOS S.A.

On August 17, 2006, Cosmote received the decision of the National Telecommunications and Post Commission (EETT), approving the acquisition of Germanos S.A and its commercial agent, MOBILBEEP Ltd, subject to specific conditions that relate to issues of confidentiality, non-discriminatory treatment of competitors and maintenance of the “Germanos” brand name for as long as agreements between Germanos S.A and OTE Group’s competitors are still valid.

In addition to the EETT decision, Cosmote received approval from the competent authorities of Bulgaria, FYROM and Ukraine.

OTE ANNOUNCES ADSL ACCESS SPEED UPGRADES, FREE OF CHARGE

On August 21, 2006 OTE announced the upgrade of all ADSL access speeds. The upgrade process is expected to last approximately three months and applies to both existing and new connections (retail and wholesale), free of charge.

7.  SUBSEQUENT EVENTS

OTE VOLUNTARY RETIREMENT PROGRAM SUCCESSFULLY COMPLETED

On October 20, 2006 OTE announced the successful completion of its Voluntary Retirement Program (VRP) effective October 14, 2006.

LOAN TO OTE AUXILIARY FUND

On October 23, 2006, OTE S.A. signed an agreement with the OTE personnel Auxiliary Fund, pursuant to which OTE granted the Fund a loan of up to €180mn, repayable over 21 years. The loan bears interest at 2.9‰ annually, below current market conditions, and therefore a €63mn provision for future financial losses will be recorded in the Company’s Q4’06 financial statements.

OTE ANNOUNCES THE RESULTS OF ITS €1.5BN BOND ISSUE

On November 15, 2006 OTE announced that its 100% owned subsidiary, OTE plc, had successfully completed the bookbuilding process for its proposed issues of bonds under its €5bn Global Medium Term Note Program. The proceeds from the issues of the bonds will be used for the refinancing of the €1.5bn bridge facility of Cosmote S.A., which was signed in August 2006 for the acquisition of Germanos S.A. The 9.5 year Fixed Rate Note of €900mn pays an annual coupon of 4.625%, while the 3 year Floating Rate Note (€600mn) pays interest based on Euribor plus a spread of 28 bps. The bond issue was significantly oversubscribed.

OTE ANNOUNCES THE COMPLETION OF THE SALE OF ITS 90% STAKE IN ARMENTEL

On November 16, 2006 OTE announced that it had completed the sale of its 90% stake in ArmenTel, the incumbent telecommunications provider in Armenia, to VimpelCom, for a total cash consideration of €341.9mn. The transaction should generate a pre-tax capital gain of €292.9mn.

GERMANOS ACQUISITION

On October 2, 2006, Cosmote acquired through its 100% subsidiary Cosmoholding Cyprus Ltd, 42% of the outstanding shares of Germanos S.A. As a consequence, together with the 20.75% stake already acquired by Cosmote through the Athens Exchange, Cosmote’s direct and indirect participation in Germanos reached 62.75%. Following this transaction, the Hellenic Capital Markets Commissions approved the prospectus of Cosmote’s public tender offer for the acquisition of the remaining shares of Germanos. The acceptance period commenced on November 23 and will end on December 21. By November 28, Cosmote held, directly and indirectly, 85.55% of Germanos shares.

8. OUTLOOK

For full-year 2006, OTE expects operating revenues in its Greek fixed-line activities to be roughly unchanged, while operating profitability should improve, mainly due to implementation of its early retirement program. At Cosmote, revenues should increase significantly, reflecting the growth of international operations, while Operating Income before Depreciation and Amortization margin will be held back by high development costs in fast-growing activities and the cost of relaunching Cosmote Romania. Finally, RomTelecom expects to post a full-year Operating Income before Depreciation and Amortization margin roughly equivalent to the level achieved in the first half of the year.

OTE will present an update to its Business Plan, together with its 2007 outlook, following the release of its 2006 full-year results in late February 2007.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email:nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

             Christina Hadjigeorgiou - Financial Analyst

                         Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on September 30, 2006. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and nine months ended September 30, 2006 and 2005 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and nine months ended September 30, 2006 and 2005 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the three months and nine months ended September 30, 2006 (Under IFRS)

V.

Group Revenues for the three months and nine months ended September 30, 2006 and 2005 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

International Assets

VIII.

OTEnet

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Amounts in € mn)	Sep 2006	Dec 2005
ASSETS	(Unaudited)

Non - current assets:
Telecommunication property, plant and equipment	6,348.2	6,739.6
Goodwill	72.3	72.4
Telecommunication licenses	383.7	393.0
Investments	158.6	159.3
Financial Assets	321.6	-
Advances to pension funds	154.2	180.7
Deferred taxes	233.5	257.7
Other non-current assets	124.9	126.6
Total non - current assets	7,797.0	7,929.3

Current assets:
Materials and supplies	118.3	130.3
Accounts receivable	1,123.8	1,066.7
Non-current assets held for sale	297.8	-
Other current assets	416.4	411.1
Cash and cash equivalents	2,297.0	1,512.2
Total current assets	4,253.3	3,120.3

TOTAL ASSETS	12,050.3	11,049.6

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,172.5
Paid-in surplus	485.9	486.6
Treasury stock	-	(5.9)
Legal reserve	256.7	256.7
Retained earnings	1,724.8	1,401.6
	3,638.9	3,311.5
Minority interest	1,269.0	1,201.9

Total equity	4,907.9	4,513.4

Non – current liabilities:
Long-term debt	2,547.8	3,104.3
Reserve for staff retirement indemnities	187.4	172.7
Reserve for voluntary retirement program	574.0	603.8
Reserve for Youth Account	280.9	284.0
Other non – current liabilities	129.3	139.9
Total non – current liabilities	3,719.4	4,304.7

Current liabilities:
Accounts payable	699.7	720.6
Short-term borrowings	872.3	14.3
Current maturities of long-term debt	777.1	321.3
Income taxes payable	151.5	81.9
Deferred revenue	162.0	179.1
Reserve for voluntary retirement program	207.0	434.9
Dividends payable	3.8	5.2
Liabilities associated with non-current assets held for sale	61.6	-
Other current liabilities	488.0	474.2
Total current liabilities	3,423.0	2,231.5

TOTAL EQUITY AND LIABILITIES	12,050.3	11,049.6

Movement in Shareholders’ equity

2006
Unaudited

Shareholders' equity, January 1	4,513.4
Dividends declared	(72.3)
Profit for the period	566.0
Net income recognized directly in equity	(99.2)
394.5

Shareholders' equity, September 30	4,907.9

EXHIBIT II – CONDENSED CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months and nine months

ended September 30, 2006 and 2005 (€ mn)

	Q3 06	Q3 05%		9M 06	9M 05%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Domestic Telephony	557.4	567.8	-1.8%	1,698.9	1,721.8	-1.3%
International Telephony	92.6	97.2	-4.7%	268.5	297.0	-9.6%
Mobile Telephony	548.4	482.5	13.7%	1,490.9	1,307.2	14.1%
Other	285.5	257.7	10.8%	844.2	749.9	12.6%
Total Revenues	1,483.9	1,405.2	5.6%	4,302.5	4,075.9	5.6%

Operating Expenses:
Payroll and employee benefits	(278.0)	(312.8)	-11.1%	(931.1)	(991.0)	-6.0%
Voluntary retirement costs	49.8	(912.9)	-	49.8	(938.0)	-
Payments to international operators	(54.4)	(60.7)	-10.4%	(152.2)	(171.0)	-11.0%
Payments to domestic telephony operators	(183.3)	(174.0)	5.3%	(546.0)	(486.7)	12.2%
Depreciation and amortization	(274.6)	(278.0)	-1.2%	(838.9)	(840.2)	-0.2%
Cost of telecommunications equipment	(48.7)	(43.6)	11.7%	(158.5)	(125.4)	26.4%
Reversal of fixed asset impairment	0.0	75.7	-	0.0	75.7	-
Extinguishment of liabilities	0.0	23.8	-	0.0	23.8	-
Other operating expenses	(291.2)	(269.5)	8.1%	(856.3)	(783.1)	9.3%
Total Operating Expenses	(1,080.4)	(1,952.0)	-44.7%	(3,433.2)	(4,235.9)	-18.9%

Operating Income	403.5	(546.8)	-	869.3	(160.0)	-
Other income / (expense):
Interest income	20.1	9.8	105.1%	48.8	38.5	26.8%
Interest expense	(48.8)	(37.5)	30.1%	(137.9)	(117.5)	17.4%
FX gain/(loss), net	3.0	(2.2)	-	3.2	31.2	-89.7%
Financial net	(25.7)	(29.9)	-14.0%	(85.9)	(47.8)	79.7%
Investment income/(loss)/Gain on sale of investment	0.3	7.5	-	6.1	32.8	-81.4%
Dividends	0.0	0.6	-	22.5	20.3	10.8%
Total Other income / (expense)	(25.4)	(21.8)	16.5%	(57.3)	5.3	-

Profit before income taxes	378.1	(568.6)	-	812.0	(154.7)	-

Income taxes	(99.8)	162.4	-	(246.0)	32.6	-

Profit for the period	278.3	(406.2)	-	566.0	(122.1)	-

Attributable to:
Equity holders of the parent	223.6	(493.2)	-	445.5	(296.7)	-
Minority interest	54.7	87.0	-	120.5	174.6	-
	278.3	(406.2)	-	566.0	(122.1)	-

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

€ mn	Q3 06	Q3 05	% Change	9M 06	9M 05	% Change
Commission to dealers	57.3	44.1	29.9%	154.6	119.0	29.9%
Repairs, maintenance, cost of materials	43.1	42.4	1.7%	136.9	145.8	-6.1%
Provision for doubtful accounts	21.9	27.9	-21.5%	71.0	79.6	-10.8%
Advertising	45.0	28.3	59.0%	121.6	85.0	43.1%
Taxes other than income taxes	13.1	8.9	47.2%	34.5	25.7	34.2%
Other	110.8	117.9	-6.0%	337.7	328.0	3.0%
TOTAL	291.2	269.5	8.1%	856.3	783.1	9.3%

EXHIBIT IV – STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Condensed Consolidated Statement of Cash Flows Prepared under IFRS for the three quarters and nine months ended September 30, 2006 (€ mn)

	Q1 06	Q2 06	Q3 06	9M 06
Cash Flows from Operating Activities:
Profit before taxes	203.4	230.5	378.1	812.0
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	284.3	280.0	274.6	838.9
Reversal of provisions for voluntary retirement	-	-	(49.8)	(49.8)
Provisions	51.7	52.5	50.6	154.8
Investments and financial income/loss	(17.6)	(39.6)	(23.4)	(80.6)
Amortization of advances to pension funds	8.8	8.8	8.8	26.4
Interest expense	42.3	46.8	48.8	137.9

Adjustments for working capital movements related to operating activities
Decrease/(increase) in materials and supplies	(6.7)	(0.2)	12.9	6.0
Decrease/(increase) in accounts receivable	(13.4)	2.1	(44.5)	(55.8)
Decrease in liabilities	(123.0)	(90.9)	(92.9)	(306.8)
Minus:
Interest paid	(42.1)	(6.3)	(73.7)	(122.1)
Income taxes paid	(14.9)	(67.7)	(66.0)	(148.6)
Net Cash provided by Operating Activities	372.8	416.0	423.5	1,212.3

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	-	(191.1)	0.0	(191.1)
Acquisition of financial assets	-	(222.8)	(147.9)	(370.7)
Purchase of property, plant and equipment or intangible assets	(168.5)	(230.9)	(185.9)	(585.3)
Interest received	9.0	10.8	6.6	26.4
Dividends received	-	6.8	0.0	6.8
Net Cash used in Investing Activities	(159.5)	(627.2)	(327.2)	(1,113.9)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for issuance of subsidiary's share capital	12.0	-	-	12.0
Proceeds from long-term debt and short-term borrowings	-	-	870.9	870.9
Repayment of long-term debt and short-term borrowings	(26.9)	(18.8)	(40.7)	(86.4)
Dividends paid	-	(72.9)	(0.4)	(73.3)
Net Cash provided by/(used in) Financing Activities	(14.9)	(91.7)	(829.8)	723.2

Net Increase/(Decrease) in Cash and Cash Equivalents	198.4	(302.9)	926.1	821.6
Cash and Cash equivalents at beginning of period	1,512.2	1,710.6	1,407.7	1,512.2
Cash and Cash Equivalents at end of period(total)	1,710.6	1,407.7	2,333.8	2,333.8
Cash and Cash Equivalents incl.to assets available for sale	-	(37.5)	(36.8)	(36.8)
Cash and Cash Equivalents at end of period (b.s)	1,710.6	1,370.2	2,297.0	2,297.0

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Consolidated Revenues prepared under IFRS for the three months and nine months ended September 30, 2006 and 2005 (€ mn)

	Q3 06	Q3 05	Change	9M 06	9M 05	Change
Domestic Telephony:
Basic monthly rentals	253.0	243.3	4.0%	738.3	717.1	3.0%
Local and long distance calls
-Fixed to fixed	161.8	170.2	-4.9%	532.2	567.9	-6.3%
-Fixed to mobile	119.3	132.9	-10.2%	360.6	376.9	-4.3%
	281.1	303.1	-7.3%	892.8	944.8	-5.5%
Other	23.3	21.4	8.9%	67.8	59.9	13.2%
Total Domestic Telephony	557.4	567.8	-1.8%	1,698.9	1,721.8	-1.3%

International Telephony:
International traffic	32.8	36.8	-10.9%	102.1	113.4	-10.0%
Payments from International mobile operators	12.3	11.3	8.8%	30.9	29.9	3.3%
	45.1	48.1	-6.2%	133.0	143.3	-7.2%
Payments from International operators	47.5	49.1	-3.3%	135.5	153.7	-11.8%
Total International Telephony	92.6	97.2	-4.7%	268.5	297.0	-9.6%

Mobile Telephony	548.4	482.5	13.7%	1,490.9	1,307.2	14.1%

Other Revenues:
Prepaid cards	28.4	34.2	-17.0%	75.7	97.1	-22.0%
Directories	13.6	14.2	-4.2%	42.2	41.9	0.7%
Leased lines and data communications	64.0	60.5	5.8%	174.0	167.0	4.2%
ISDN, connection & monthly charges	40.5	35.3	14.7%	119.9	103.6	15.7%
Sales of telecommunication equipment	35.0	21.3	64.3%	120.3	71.0	69.4%
Internet services-ADSL	34.4	24.1	42.7%	91.4	61.8	47.9%
ATM	7.8	4.6	69.6%	24.7	17.2	43.6%
Services rendered	15.3	21.9	-30.1%	46.8	49.7	-5.8%
Interconnection charges	24.1	24.3	-0.8%	85.1	73.8	15.3%
Miscellaneous	22.4	17.3	29.5%	64.1	66.8	-4.0%
Total Other Revenues	285.5	257.7	10.8%	844.2	749.9	12.6%

Total Revenues	1,483.9	1,405.2	5.6%	4,302.5	4,075.9	5.6%

EXHIBIT VI – SEGMENT REPORTING (9M 2006)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the nine months ended Sep 30, 2006
(In € mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,198.8	-	451.4	51.3	1,701.5
International Telephony	142.9	-	97.3	34.1	274.3
Mobile Telephony	-	1,575.1	-	39.6	1,614.7
Other	715.1	55.5	116.3	254.3	1,141.2
Total Revenues	2,056.8	1,630.6	665.0	379.3	4,731.7	(429.2)	4,302.5

Intersegment Revenues	(156.2)	(128.8)	(13.5)	(130.7)	(429.2)

Revenue from External Customers	1,900.6	1,501.8	651.5	248.6	4,302.5		4,302.5

Operating Expenses:
Payroll and employee benefits	(587.8)	(98.6)	(174.9)	(68.6)	(929.9)	(1.2)	(931.1)
Voluntary retirement costs	49.8	-	-	-	49.8	-	49.8
Payments to international operators	(101.4)	(24.6)	(19.6)	(11.2)	(156.8)	4.6	(152.2)
Payments to domestic telephony operators	(280.1)	(293.5)	(77.8)	(13.9)	(665.3)	119.3	(546.0)
Depreciation and amortization	(396.3)	(225.5)	(165.9)	(53.7)	(841.4)	2.5	(838.9)
Cost of equipment & prepaid cards	(108.1)	(53.5)	(9.6)	(4.6)	(175.8)	17.3	(158.5)
Other operating expenses	(357.5)	(517.3)	(123.3)	(145.5)	(1,143.6)	287.3	(856.3)
Total Operating Expenses	(1,781.4)	(1,213.0)	(571.1)	(297.5)	(3,863.0)	429.8	(3,433.2)

Operating Income	275.4	417.6	93.9	81.8	868.7	0.6	869.3

Operating income before depreciation and amortization	671.7	643.1	259.8	135.5	1,710.1	(1.9)	1,708.2
as % of Operating revenues	32.7%	39.4%	39.1%	35.7%	36.1%	-	39.7%

EXHIBIT VI – SEGMENT REPORTING (9M 2005)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the nine months ended Sep 30, 2005
(In € mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,204.9	-	478.4	39.9	1,723.2
International Telephony	166.6	-	109.0	27.2	302.8
Mobile Telephony	-	1,257.6	2.9	189.9	1,450.4
Other	648.1	34.7	103.6	212.2	998.6
Total Revenues	2,019.6	1,292.3	693.9	469.2	4,475.0	(399.1)	4,075.9

Intersegment Revenues	(156.0)	(134.9)	(5.7)	(102.5)	(399.1)	-

Revenue from External Customers	1,863.6	1,157.4	688.2	366.7	4,075.9		4,075.9

Operating Expenses:
Payroll and employee benefits	(644.1)	(69.3)	(211.8)	(66.9)	(992.1)	1.1	(991.0)
Voluntary retirement costs	(938.0)	-	-	-	(938.0)	-	(938.0)
Payments to international operators	(118.2)	(20.9)	(24.3)	(11.3)	(174.7)	3.7	(171.0)
Payments to domestic telephony operators	(276.9)	(234.8)	(70.7)	(33.3)	(615.7)	129.0	(486.7)
Depreciation and amortization	(403.9)	(171.4)	(182.7)	(84.6)	(842.6)	2.4	(840.2)
Cost of equipment & prepaid cards	(78.1)	(33.8)	(7.6)	(22.2)	(141.7)	16.3	(125.4)
Reversal of fixed assets' impairment	-	-	75.7	-	75.7	-	75.7
Extinguishment of liabilities	-	-	23.8	-	23.8	-	23.8
Other operating expenses	(393.9)	(363.6)	(111.4)	(160.7)	(1,029.6)	246.5	(783.1)
Total Operating Expenses	(2,853.1)	(893.8)	(509.0)	(379.0)	(4,634.9)	399.0	(4,235.9)

Operating Income	(833.5)	398.5	184.9	90.2	(159.9)	(0.1)	(160.0)

Operating income before depreciation and amortization	(429.6)	569.9	367.6	174.8	682.7	(2.5)	680.2
as % of Operating revenues	-21.3%	44.1%	53.0%	37.3%	15.3%	-	16.7%

EXHIBIT VII - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the nine months ended September 30 2006,
in accordance with IFRS (€ thousand)

9M 2006
(Unaudited)
Basic monthly rentals	208,811
Domestic Telephony calls	242,631
Domestic Telephony	451,442
International Telephony	97,270
Other Revenues	116,309
Total Operating Revenues	665,021

Personnel (inc Voluntary Redundancy)	(174,881)
Other operating expenses	(230,320)
Depreciation and Amortization	(193,221)
Total Operating expenses	(598,422)

Operating income	66,599

Financial, net	(11,434)

Income before provision for income taxes	55,165

Provision for Income taxes	(13,577)

Net income	41,588

ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel’s key financial figures are stated below:

ARMENTEL

Highlights prepared under IFRS

for the three months and the nine months ended September 30, 2006 and 2005

(Unaudited)

€ mn	Q3 06	Q3 05	% Change	9M 06	9M 05	% Change
Revenues	44.5	30.1	47.8%	112.9	81.7	38.2%
Operating Income before Depreciation & amortization	24.9	18.2	36.8%	61.9	48.6	27.4%
as % of Operating Revenues	56.0%	60.5%	-4.5pp	54.8%	59.5%	-4.7pp
Operating Income	16.4	13.3	23.3%	38.2	29.8	28.2%
Net Income/(Loss)	16.4	11.2	46.4%	31.3	25.7	21.8%
Net Income/(Loss) Margin	36.9%	37.2%	-0.3pp	27.7%	31.5%	-3.8pp

Fixed Telephony, Lines				594,092	590,556	0.6%
Mobile Telephony, Total customers				441,716	302,838	45.9%

EXHIBIT VIII - OTEnet

OTE has a 94.6% stake in OTEnet, which is fully consolidated. OTEnet’s key financial figures are stated below:

OTEnet

Highlights prepared under IFRS

for the three months and the nine months ended  September 30, 2006 and 2005

(Unaudited)

€ mn	Q3 06	Q3 05	% Change	9M 06	9M 05	% Change
Revenues	27.4	25.3	8.3%	81.0	68.3	18.6%
Operating Profit	(0.5)	1.8	-	0.8	5.1	-84.3%
Operating Income before Depreciation & amortization	1.2	3.5	-65.7%	5.5	10.1	-45.5%
as % of Operating Revenues	4.4%	13.8%	-9.4pp	6.8%	14.8%	-8.0pp
Depreciation & Amortization	1.7	1.7	0.0%	4.7	5.0	-6.0%

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended September 30, 2006 and 2005
OTE	Q3 06	Q3 05	% Change
PSTN lines	4,798,244	4,905,304	-2.2%
ISDN, 64kb equiv. lines	1,379,072	1,323,604	4.2%
Total lines	6,177,316	6,228,908	-0.8%

ADSL subscribers	373,633	106,388	251.2%

COSMOTE (Greece)
Pre-paid sub.	3,210,173	2,801,526	14.6%
Contract sub.	1,813,764	1,707,267	6.2%
Total subscribers	5,023,937	4,508,793	11.4%

AMC
Total subscribers	900,965	762,095	18.2%

GLOBUL
Total subscribers	2,881,499	2,156,262	33.6%

COSMOFON
Total subscribers	450,321	358,342	25.7%

COSMOTE ROMANIA
Total subscribers	669,685	-	-

OTEnet
Residential clients	446,580	382,660	16.7%
Business clients	17,150	13,000	31.9%

Employees:
-OTE	10,965	15,752	-30.4%
-COSMOTE (Greece)	2,145	2,105	1.9%
-RomTelecom	12,667	14,720	-13.9%

Date: November 29, 2006

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer